                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                        SEC File Number 1-10346
                                                        CUSIP Number 29246J 10 1

(Check One)
[ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q  [ ]Form N-SAR
[ ]Form N-CSR

                    For Period Ended:   September 30, 2004
                                      --------------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
______________________________________________________________________________
|                                                                            |
|Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.|
|                                                                            |
| Nothing in this form shall be construed to imply that the Commission has   |
|              verified any information contained herein.                    |
------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

EMRISE CORPORATION
------------------------------------------------------------------------------
Full Name of Registrant

------------------------------------------------------------------------------
Former Name if Applicable

9485 HAVEN AVENUE, SUITE 100
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

RANCHO CUCAMONGA, CALIFORNIA 91730
------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form N-CSR
[X] or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE REGISTRANT WAS UNABLE TO FILE THE SUBJECT REPORT IN A TIMELY MANNER BECAUSE THE REGISTRANT SUBMITTED THE REPORT TO ITS EDGAR FILING SERVICE PRIOR TO THE END OF THE PRESCRIBED TIME PERIOD BUT THE EDGAR FILING SERVICE WAS UNABLE TO TRANSMIT THE ENTIRE SUBJECT REPORT TO THE SECURITIES AND EXCHANGE COMMISSION UNTIL AFTER THE END OF THE PRESCRIBED TIME PERIOD. THE SUBJECT REPORT WAS ACCEPTED BY THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 2004 WITH A FILING DATE OF NOVEMBER 16, 2004.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

RANDOLPH D. FOOTE                    (909)            987-9220
----------------------------   -----------------   ----------------
            (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [x]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE REGISTRANT'S NET SALES FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004 WERE APPROXIMATELY $7.5 MILLION AND $20.1 MILLION, RESPECTIVELY, AS COMPARED TO NET SALES OF APPROXIMATELY $6.4 MILLION AND $18.9 MILLION, RESPECTIVELY, FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003. THE REGISTRANT RECORDED NET INCOME OF APPROXIMATELY $158,000 AND $597,000 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004, RESPECTIVELY, AS COMPARED TO NET INCOME OF APPROXIMATELY $504,000 AND $907,000 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003, RESPECTIVELY.

                                EMRISE CORPORATION
                     ------------------------------------------
                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2004                By: /s/ RANDOLPH D. FOOTE
     -----------------------------       -------------------------------------
                                         Randolph D. Foote,
                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.